Nuveen Preferred Income Opportunities Fund
Announces Policy Change

CHICAGO, August 14, 2014 - Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced that the Board of Trustees of the Nuveen Preferred Income Opportunities Fund (NYSE: JPC) has approved a change to the funds investment policies.

In an effort to broaden investment flexibility, the change to the investment policies provides that up to 5 percent of the portion (which portion constitutes roughly 50 percent of the funds total assets) of the funds portfolio managed by Nuveen Asset
Management can now be invested in preferred securities issued by companies located in emerging market countries.

More information on these and other Nuveen closed-end funds is posted on Nuveens web site at www.nuveen.com/cef.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates - Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ
Investment Management Company, LLC, Santa Barbara Asset
Management, LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and subsidiaries of Nuveen Investments, Inc. Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. In total, Nuveen Investments managed approximately $225 billion as of March 31, 2014. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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